SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 36227

Deregistration under Section 8(f) of the Investment Company Act of 1940

June 26, 2026.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC")

ACTION: Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940.

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of June 2026. A copy of each application may be obtained via the Commission's website by searching for the applicable file number listed below, or for an applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/edgar/search-filings. You may also call the SEC's Office of Investor Education and Assistance at (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by emailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the relevant applicant with a copy of the request by email, if an email address is listed for the relevant applicant below, or personally or by mail, if a physical address is listed for the relevant applicant below. The email should include the relevant file number. Hearing requests should be received by the SEC by 5:30 p.m. on July 21, 2026, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shane Duggan, Assistant Director, at (202) 551-6367 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Value Line Core Bond Fund [File Number 811-04471]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On November 29, 2025, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $140,000 incurred in connection with the liquidation were paid by the adviser and the fund, with the adviser paying legal expenses of $120,000 and the fund paying proxy solicitation fees of $20,000.

Filing Date: The application was filed on April 23, 2026, and amended on June 12, 2026.

Applicant's Address: 1605 Main Street, Suite 912, Sarasota, Florida 34236.

The Glenmede Portfolios [File Number 811-06578]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On June 28, 2024, all outstanding shareholders were redeemed prior to liquidation, and no distribution of assets were necessary. Expenses of $25,897.65 incurred in connection with the liquidation were paid by the applicant's investment advisor.

Filing Date: The application was filed on December 23, 2025, and amended on March 31, 2026.

Applicant's Address: c/o State Street Bank and Trust Company, One Congress Street, Suite 1, Boston, Massachusetts 02114.

AIP Multi-Strategy Fund A [File Number 811-22192]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On May 1, 2020, August 1, 2020, November 1, 2020, March 1, 2021, May 1, 2021, and September 19, 2025, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $117,622 incurred in connection with the liquidation were paid by the applicant.

Filing Date: The application was filed on December 9, 2025.

Applicant's Address: c/o 100 Front Street, Suite 400 West Conshohocken, Pennsylvania 19428-2881.

AIP Multi-Strategy Fund P [File Number 811-22193]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On May 1, 2020, August 1, 2020, November 1, 2020, March 1, 2021, May 1, 2021, and September 19, 2025, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $60,967 incurred in connection with the liquidation were paid by the applicant. Filing Date: The application was filed on December 9, 2025.

Applicant's Address: c/o 100 Front Street, Suite 400 West Conshohocken, Pennsylvania 19428-2881

BIF Money Fund [File No. 811-02752]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On November 30, 2018, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $8,000 incurred in connection with the liquidation were paid by the applicant's investment adviser and its affiliates.

Filing Date: The application was filed on October 16, 2025.

Applicant's Address: BIF Money Fund, 100 Bellevue Parkway, Wilmington, Delaware 19809.

BIF Government Securities Fund [File No. 811-03205]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On July 6, 2016, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $8,000 incurred in connection with the liquidation were paid by the applicant's investment adviser and its affiliates.

Filing Date: The application was filed on October 16, 2025.

Applicant's Address: BIF Government Securities Fund, 100 Bellevue Parkway, Wilmington, Delaware 19809.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Sherry R. Haywood,

Assistant Secretary.